Exhibit 23.2

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 JAKKS Pacific, Inc. of our reports dated February 13, 2004, on our audits of the financial statements of each of Play Along, Inc. and PA Distribution, Inc. as of the twelve-month periods ended March 31, 2003 and 2002 and for the nine-month period ended December 31, 2003, and to the incorporation by reference of our reports in any registration statement relating to the offering to which this Registration Statement relates filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. We also hereby consent to the reference to our firm as “Experts” in the Registration Statement.

/s/ Daszkal Bolton LLP
Daszkal Bolton LLP Certified Public Accountants

Boca Raton, Florida
September 3, 2004

E 23.2-1